Delisting Determination, The Nasdaq Stock Market, LLC, May 11, 2026
IO Biotech, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of IO Biotech, Inc. effective at the opening of the trading session on June 18, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1 .
The Company was notified of the Staff determination on March 31, 2026. The Company did not appeal Staff's Delist Determination Letter.
The Company common stock was suspended on April 7, 2026. The
Staff determination to delist the Company common stock became final on April 7, 2026.